UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Bridge Capital Holdings

(Name of Issuer)

Common Stock

(Title of Class of Securities)

108030107

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

Five Park Plaza, Suite 950

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 123,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 123,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.13%

14	Type of Reporting Person (See Instructions) PN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,521,551*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,521,551*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,521,551*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.21%

14	Type of Reporting Person (See Instructions) PN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund-CA, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 158,335*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 158,335*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,335*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.45%

14	Type of Reporting Person (See Instructions) PN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.80%

14	Type of Reporting Person (See Instructions) OO

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  All shares are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which the Reporting Person is the General Partner, and the Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.80%

14	Type of Reporting Person (See Instructions) IN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 includingoutstanding as of  the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  All shares are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.80%

14	Type of Reporting Person (See Instructions) IN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000*

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0*

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,815,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.90%

14	Type of Reporting Person (See Instructions) IN

*Includes 12,000 shares of restricted stock of the Issuer which are subject to vesting.  The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  With the exception of 12,000 shares of restricted stock held individually, all shares are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares, other than the 12,000 shares held personally.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.80%

14	Type of Reporting Person (See Instructions) IN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including  the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  All shares are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,653*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,653*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,653*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.80%

14	Type of Reporting Person (See Instructions) IN

* The percentage is based on 10,931,577 shares reported by the issuer as outstanding as of June 30, 2010 including the 93,364 shares acquired upon conversion of promissory notes held by all Reporting Persons as described herein.  All shares are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

Item 1.   Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the common stock of Bridge Capital Holdings (the “Company”), 55 Almaden Boulevard, Suite 200, San Jose, CA 95113.  It amends the Schedule 13D with respect to the Company’s securities as amended by the Reporting Persons on April 30, 2010.

Item 3.  Source and Amount of Funds or Other Consideration

On June 30, 2010, Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (collectively, the “Funds”) acquired a total of 93,364 additional shares of the Company’s common stock of the Company upon conversion of the convertible promissory notes in the aggregate principal amount of $789,861 (the “Notes”).  The Company issued the Notes to the Funds on March 31, 2010.  The Funds exercised their right to convert the Notes to common stock at the conversion price of $8.46 per shares, in accordance with the terms of the Notes.

Item 4.  Purpose of Transaction

The Funds purchased the securities to increase their respective holdings in the Company on terms which they consider to be favorable.

The Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

Item 5.  Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is based upon 10,931,577 outstanding shares of Common Stock of the Company on June 30, 2010 including the 93,364 shares issued upon conversion of the Notes.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class

Carpenter Community BancFund, LP	123,767	1.13%
Carpenter Community BancFund-A, LP	3,521,551	32.21%
Carpenter Community BancFund-CA, LP	158,335	1.45%
Carpenter Fund Manager GP, LLC (1)	3,803,653	34.80%
Edward J. Carpenter (2)	3,803,653	34.80%
John D. Flemming (2)	3,803,653	34.80%
Howard N. Gould (2)(3)	3,815,653	34.90%
Arthur A. Hidalgo (2)	3,803,653	34.80%
James B. Jones (2)	3,803,653	34.80%

(1) Includes shares of common stock held by the Funds.  The Reporting Person is the General Partner of the Funds and disclaims beneficial ownership of such shares.

(2) The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares beneficially owned by Carpenter Fund Manager GP, LLC.

(3) Includes 12,000 shares of restricted common stock.  Dispositive authority over such shares is subject to vesting on April 16, 2014, subject to Mr. Gould’s continued service to the Company.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Item 3 above, no transactions involving shares of the Company’s Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock described herein or the common stock issuable upon conversion of the promissory notes.

(e)  Not applicable.

Item 7.  Materials to be Filed as Exhibits.

References is made to the Exhibit Index to this Amendment No. 2 to Schedule 13D, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2010

CARPENTER COMMUNITY BANCFUND, LP

	By:	Carpenter Fund Manager GP, LLC

	By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

	By:	Carpenter Fund Manager GP, LLC

	By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-CA, LP

	By:	Carpenter Fund Manager GP, LLC

	By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER FUND MANAGER GP, LLC

	By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Joint Filing Agreement, dated May 21, 2009, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund-CA, LP, Carpenter Fund Manager GP, Edward J. Carpenter, John D. Flemming, Howard Gould, Arthur A. Hidalgo and James B. Jones (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

2

Stock Purchase Agreement dated December 4, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 5, 2008)

3

Amendment No. 1 to Stock Purchase Agreement dated December 17, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

4

Management Rights Letter dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

5

Registration Rights Agreement dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

6

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

7

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

8

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

9

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

10

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

11	Form of Restricted Stock Purchase Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2006)